UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

P10, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

69376K106

(CUSIP Number)

Adam W. Finerman, Esq.

BakerHostetler

45 Rockfeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS 210 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,173,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,167,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 3,500,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 53,122,612 shares of Class A common stock outstanding as of November 10, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2023, plus (ii) 3,500,000 shares of Class A common stock received by the Reporting Persons upon conversion of an equivalent number of shares Class B common stock effective December 18, 2023, plus (iii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS 210/P10 Acquisition Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,173,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,167,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 3,500,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 53,122,612 shares of Class A common stock outstanding as of November 10, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2023, plus (ii) 3,500,000 shares of Class A common stock received by the Reporting Persons upon conversion of an equivalent number of shares Class B common stock effective December 18, 2023, plus (iii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS CCW/LAW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,173,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,167,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 3,500,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 53,122,612 shares of Class A common stock outstanding as of November 10, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2023, plus (ii) 3,500,000 shares of Class A common stock received by the Reporting Persons upon conversion of an equivalent number of shares Class B common stock effective December 18, 2023, plus (iii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS Covenant RHA Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,173,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,167,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 3,500,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 53,122,612 shares of Class A common stock outstanding as of November 10, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2023, plus (ii) 3,500,000 shares of Class A common stock received by the Reporting Persons upon conversion of an equivalent number of shares Class B common stock effective December 18, 2023, plus (iii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS RHA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,173,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,167,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,167,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 3,500,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 53,122,612 shares of Class A common stock outstanding as of November 10, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2023, plus (ii) 3,500,000 shares of Class A common stock received by the Reporting Persons upon conversion of an equivalent number of shares Class B common stock effective December 18, 2023, plus (iii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS Robert Alpert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 759,243 (1)
	8	SHARED VOTING POWER 100,173,970 (2)
	9	SOLE DISPOSITIVE POWER 759,243 (1)
	10	SHARED DISPOSITIVE POWER 13,167,397 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,926,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%(4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This amount includes 425,093 shares of Class A common stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date hereof.
(2)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(3)	These shares include: (i) 3,500,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(4)

Based on the sum of (i) 53,122,612 shares of Class A common stock outstanding as of November 10, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2023, plus (ii) 3,500,000 shares of Class A common stock received by the Reporting Persons upon conversion of an equivalent number of shares Class B common stock effective December 18, 2023, plus (iii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock, plus (iv) 425,093 shares of Class A common stock underlying stock options held by Mr. Alpert that are exercisable within 60 days of the date hereof.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS C. Clark Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 759,243 (1)
	8	SHARED VOTING POWER 100,173,970 (2)
	9	SOLE DISPOSITIVE POWER 759,243 (1)
	10	SHARED DISPOSITIVE POWER 13,167,397 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,926,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%(4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This amount includes 425,093 shares of Class A common stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date hereof.
(2)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(3)	These shares include: (i) 3,500,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(4)

Based on the sum of (i) 53,122,612 shares of Class A common stock outstanding as of November 10, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 13, 2023, plus (ii) 3,500,000 shares of Class A common stock received by the Reporting Persons upon conversion of an equivalent number of shares Class B common stock effective December 18, 2023, plus (iii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock, plus (iv) 425,093 shares of Class A common stock underlying stock options held by Mr. Webb that are exercisable within 60 days of the date hereof.

CUSIP No. 69376K106

EXPLANATORY NOTE

The Reporting Persons (as defined in Item 2 below) previously filed a Schedule 13G on February 14, 2020, pursuant to Rule 13d-1(d) of the Act. On October 23, 2023, certain of the Reporting Persons have acquired, in the aggregate, beneficial ownership of more than 2% of the outstanding shares of Class A common stock within a twelve-month period, and the Reporting Persons are now filing this Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Class A common stock, par value $0.001 per share, of P10, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 4514 Cole Ave., Suite 1600, Dallas, TX 75205.

Item 2.	Identity and Background.

(a)

This Schedule 13D is filed by: (i) 210/P10 Acquisition Partners, LLC, a Texas limited liability company (“210/P10”); (ii) 210 Capital, LLC, a Delaware limited liability company (“210 Capital”); (iii) Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”); (iv) CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”); (v) RHA Investments, Inc., a Texas corporation (“RHA Investments”); (vi) Robert Alpert, a United States citizen; and (vii) C. Clark Webb, a United States citizen. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The address of the principal business office of each Reporting Person is 4514 Cole Avenue, Suite 1600, Dallas, Texas 75205.

(c)

Mr. Alpert serves as Executive Chairman of the Issuer and as a member of the board of directors of the Issuer. Mr. Webb serves as Executive Vice Chairman of the Issuer and as a member of the board of directors of the Issuer. 210/P10 was formed to invest and support the Issuer’s exit from bankruptcy and subsequent growth. 210 Capital is a registered, non-reporting investment advisor. RHA Partners and CCW Holdings are each personal investment vehicles, and RHA Investments was formed to serve as the general partner of RHA Partners, which is wholly owned by Mr. Alpert.

(d)-(e)

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The information regarding the citizenship and states of formation of the Reporting Persons set forth in subsection (a) is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Considerations.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The Reporting Persons have beneficially owned the shares of Class B common stock since prior to the Section 12(b) registration of the Class A common stock of the Issuer in October 2021. Since such registration, Mr. Alpert and Mr. Webb have each acquired additional shares of Class A common stock as consideration for their respective services provided as executive officers of the Issuer.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference. The Reporting Persons acquired the shares of Class B common stock for investment purposes.

Mr. Alpert and Mr. Webb serve as the Executive Chairman and Executive Vice Chairman, respectively, of the Issuer, and each serve as members of the board of directors of the Issuer. In such capacities, Mr. Alpert and Mr. Webb may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) Item 4 of Schedule 13D.

Except as disclosed in this Item and other than the 210 10b5-1 Plan (defined below), none of the Reporting Persons, or their subsidiaries, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them and may change their plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax, estate or other economic planning purposes. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)	The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

210/P10 is the direct beneficial holder of the 3,500,000 shares of Class A common stock and 9,667,397 shares of Class B common stock that may be deemed to be beneficially owned by each Reporting Person. The holders of Class B Common Stock may elect to convert on a one-for-one basis into Class A Common Stock at any time.

210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole manager. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb may be deemed to beneficially own such shares of Class B common stock. In addition, (i) Mr. Alpert directly holds 334,150 shares of Class A common stock and exercisable stock options to purchase an additional 425,093 shares of Class A common stock; and (ii) Mr. Webb directly holds 334,150 shares of Class A common stock and exercisable stock options to purchase an additional 425,093 shares of Class A common stock.

However, each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities or rights to acquire securities directly held by any other Reporting Person covered by this Schedule 13D.

(c)

Except as described elsewhere in this Schedule 13D, including in Items 3 and 6 incorporated herein by reference, during the past 60 days, none of the Reporting Persons have effected any transactions with respect to the Class A common stock or Class B common stock of the Issuer.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class A common stock or Class B common stock of the Issuer held by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated by reference into this Item 6, as applicable.

Controlled Company Agreement

On October 21, 2021, the Issuer entered into a controlled company agreement (the “Controlled Company Agreement”) with principals of 210 Capital and certain of their affiliates (the “210 Group”), RCP Advisors and certain of their affiliates (the “RCP Group”) and TrueBridge and certain of their affiliates (the “TrueBridge Group”), granting each party certain board designation rights. So long as the 210 Group continues to collectively hold a combined voting power of (a) at least 10% of the shares of common stock outstanding immediately following the closing date of the initial public offering of the Issuer (the “Closing Date”), the Issuer shall include in its slate of nominees two directors designated by the 210 Group and (b) less than 10% but at least 5% of the shares of common stock outstanding immediately following the Closing Date, one director designated by the 210 Group. So long as the RCP Group and any of their permitted transferees who hold shares of common stock as of the applicable time continue to collectively hold a combined voting power of at least 5% of the shares of common stock outstanding immediately following the Closing Date, the Issuer shall include in its slate of nominees one director designated by the RCP Stockholders. So long as TrueBridge and any of its permitted transferees who hold shares of common stock as of the applicable time continue to collectively hold a combined voting power of at least 5% of the shares of common stock outstanding immediately following the Closing Date, the Issuer shall include in its slate of nominees one director designated by the TrueBridge Group. In addition, the parties to the Controlled Company Agreement will agree to elect three directors who are not affiliated with any party to the Controlled Company Agreement and who satisfy the independence requirements applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act. These board designation rights are subject to certain requirements, limitations and exceptions.

Executive Transition Agreements

On October 20, 2023, the Issuer entered into an executive transition agreement with each of Mr. Alpert and Mr. Webb (each, a “Transition Agreement”). Pursuant to the Transition Agreements, effective as of October 23, 2023 (the “Effective Date”), Mr. Alpert and Mr. Webb ceased to serve as Co-Chief Executive Officers of the Issuer, and Mr. Alpert and Mr. Webb were appointed as Executive Chairman and Executive Vice Chairman, respectively, for a one-year period. Each Transition Agreement provides for, among other things, certain transition and severance payments relating to securities of the Issuer. Pursuant to his Transition Agreement, Mr. Alpert received a transition award of 10,753 restricted stock units on the Effective Date, which will vest on the first anniversary thereof. Pursuant to his Transition Agreement, Mr. Webb: (i) received a transition award of 107,527 restricted stock units on the Effective Date, which will vest on the first anniversary thereof; and (ii) will be entitled to receive additional transition awards having an aggregate gross value of $3 million in the form of restricted stock units, which will be granted in three equal quarterly installments with the first grant occurring on three-month anniversary of the Effective Date, and each grant will vest on the first anniversary of the applicable grant date. The vesting of such awards would be accelerated upon early termination of a Transition Agreement, prorated based on the number of days employed. In addition, the Transition Agreements each provide that in connection with the cessation of their respective roles as Co-Chief Executive Officer, each of Mr. Alpert and Mr. Webb received, among other severance payments and benefits, the following in accordance with their respective Transition Agreements effective as of the Effective Date: (a) an award of 365,592 fully-vested shares of Class A common stock in lieu of certain cash payments; and (b) an award of fully-vested stock options to purchase 196,434 shares of Class A common stock at an exercise price equal to $9.17 per share; and (c) the immediate vesting in full of an award of stock options to purchase 228,659 shares of Class A common stock at an exercise price equal to $9.93 per share and an award of 143,860 restricted stock units.

Rule 10b5-1 Plan

On December 10, 2023, 210/P10 entered into a 10b5-1 transaction plan (the “210 10b5-1 Plan”), a form of which is filed as Exhibit 6 hereto, with Clear Street LLC, which provides for the sale of up to 3,500,000 shares of Class A common stock, subject to certain price, volume and other restrictions contained therein. The 210 10b5-1 Plan is intended to satisfy the affirmative defense set forth in Rule 10b5-1(c)(1) promulgated under the Act and comply with Rule 144 volume limitations. No sales under the 210 10b5-1 Plan will commence until the later of: (i) March 10, 2024; and (ii) two business days after the release of financial results on Form 10-K for the current fiscal year. The 210 10b5-1 Plan will terminate on December 10, 2024.

Effective December 18, 2023, the Reporting Persons converted 3,500,000 shares of Class B common stock into an equivalent number of shares of Class A common stock to be sold in accordance with the terms of the 210 10b5-1 Plan.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Name

1.	Controlled Company Agreement, dated as of October 20, 2021, by and among P10, Inc. and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 26, 2021)

2.	Form of Restricted Stock Unit Award Agreement under the 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Form S-3 filed by the Issuer with the SEC on November 20, 2023)

3.	Form of Stock Option Agreement under the 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2023)

4.	Executive Transition Agreement, dated October 20, 2023, by and between P10 Intermediate Holdings, LLC and Robert Alpert (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2023)

5.	Executive Transition Agreement, dated October 20, 2023, by and between P10 Intermediate Holdings, LLC and C. Clark Webb (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2023)

6.	Form of Rule 10b5-1 Transaction Plan with Clear Street LLC

7.	Joint Filing Agreement, dated December 19, 2023, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2023

210/P10 ACQUISITION PARTNERS, LLC

By:	210 Capital, LLC
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

COVENANT RHA PARTNERS, L.P.

By:	RHA Investments, Inc.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert Alpert
Its:	President

/s/ Robert Alpert
ROBERT ALPERT

/s/ C. Clark Webb
C. CLARK WEBB